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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D


                   (Under the Securities Exchange Act of 1934
                             (Amendment No. _____)

                   NORTH AMERICAN INTEGRATED MARKETING, INC.
                    ________________________________________
                                (Name of Issuer)

                        COMMON STOCK, $.00001 PAR VALUE
                    ________________________________________
                         (Title of Class of Securities)


                                   656908209
                                 (CUSIP Number)

                             Ernest M. Stern, Esq.
                   Venable, Baetjer, Howard & Civiletti, LLP
                     1201 New York Avenue, N.W., Suite 1000
                             Washington, DC  20005
                                 (202) 962-4834
                                 ______________
                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                                 April 30, 1997
                                 ______________
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box. / /.

                         (Continued on following pages)
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1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON:

    Nicholas Robinson

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:  (a)  / /
                                                       (b)  /X/

3.  SEC USE ONLY


4.  SOURCE OF FUNDS:
    PF

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or (e):                              / /
    N/A

6.  CITIZENSHIP OR PLACE OF ORGANIZATION:
    United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.  SOLE VOTING POWER
    2,245,002

8.  SHARED VOTING POWER
    None

9.  SOLE DISPOSITIVE POWER
    240,000

10. SHARED DISPOSITIVE POWER
    None

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
    2,245,002

12. CHECK BOX IF THE AGGREGATE AMOUNT IN BOX (11) EXCLUDES
    CERTAIN SHARES:                                             / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN BOX (11):
    72.6%

14. TYPE OF REPORTING PERSON:
    IN
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                                  SCHEDULE 13D


Item 1. Security and Issuer

     This Schedule 13D relates to the Common Stock, par value $.00001 per share ("Common Stock"), of North American Integrated Marketing, Inc. (the "Company"). The name and address of the principal executive officers of the Company are incorporated herein by reference to the Company's Form 10-K for the year ended December 31, 1996, page 15.

Item 2. Identity and Background

     (a)  The person filing this statement is Nicholas Robinson.

     (b) Mr. Robinson's business address is 3 Garret Mountain Plaza, Suite 202A, West Paterson, NJ 07474.

     (c) Mr. Robinson serves as Chief Executive Officer of the Company, whose principal business is database analysis, target marketing and creative design in connection with direct mail campaigns.

     (d) Mr. Robinson has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Robinson has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Robinson is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

     Any purchase by Mr. Robinson of stock options in the Company will be made through his personal funds.

Item 4. Purpose of Transaction

     Mr. Robinson is an executive officer of the Company and a director of the Company. He has recently approved, as a director and shareholder of the Company, and to be reported by the Company on Form 8-A not later than April 30, 1997, amendments to the Company's Certificate of Incorporation to classify the Board of Directors and to allow a director to be removed only for cause and only by the affirmative vote of holders of 80% or more of the outstanding shares of capital stock entitled to vote generally in the election of directors, and also approved a one-for-twelve reverse stock split of the Company's Common Stock. Mr. Robinson also is engaged in looking for acquisition targets for the Company and is considering the merger of Color Graphics, Inc., a
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     subsidiary of the Company into the Company. Other than as enumerated above,
     Mr. Robinson does not have any current plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

     Mr. Robinson reserve his right to revise his plans in the future if such a revision becomes, in his sole discretion, necessary, appropriate or otherwise advisable.

Item 5. Interest in Securities of the Issuer

     Mr. Robinson is deemed to be the beneficial owner of 240,000 shares of Common Stock through the currently exercisable stock options that he owns and to be the indirect beneficial owner of 2,005,002 shares of Common Stock owned by First Commercial and Finance Corp., Establishment which has granted Mr. Robinson sole voting power until September 24, 2001 under an irrevocable proxy. The 2,245,002 shares of the Company's Common Stock for which Mr. Robinson has sole voting power represent 72.6% of the outstanding Common Stock of the Company.
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     There were no purchases or sales by Mr. Robinson of Common Stock during the past sixty days.

     Mr. Robinson serves as proxy for First Commercial and Finance Corp., Establishment which has the right to receive dividends from the sale of the 2,005,002 shares of Common Stock that it owns.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

     The description of the Convertible Debenture Purchase Agreement between NAIM and First Commercial and Finance Corp., Establishment is incorporated herein by reference to NAIM's Current Report on Form 8-K dated May 17, 1996.

Item 7. Material to be Filed as Exhibits

     The copy of the Convertible Debenture Purchase Agreement under which granting First Commercial and Finance Corp., Establishment granted its irrevocable proxy for five years to Nicholas Robinson is incorporated herein by reference to NAIM's Current Report on Form 8-K dated May 17, 1996.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



April 30, 1997                  /s/ Nicholas Robinson
--------------                  ----------------------
Date                                   Signature

                                Nicholas Robinson
                                -----------------
                                       Name/Title